SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Astea International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04622E109
                                 (CUSIP Number)

                                 Ronald J. Muns
                               8350 Alpineview Way
                        Colorado Springs, Colorado  80919
                                  (719) 593-7802
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 14, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald J. Muns

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [ ]
                                                 (b)  [ ]

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  1,045,570

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                100,000

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                1,045,570

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,145,570

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.67%

   14    TYPE OF REPORTING PERSON*

         IN



                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Amendment No. 1 to Statement on Schedule 13D

            This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc. (the "Company"). Items 2, 4 and 5 of this statement, previously filed by Ronald J. Muns (the "Reporting Person"), are hereby amended as set forth below.

Item 2.     Identity and Background.

            (b)   Residence or Business Address.

                  8350 Alpinview Way
                  Colorado Springs, CO 80919

            (c)   Present Principal Occupation.

                  Computer software development consultant.

Item 4.     Purpose of Transaction.

            No change except for the addition of the following:

            The Reporting Person presently intends to time sell a portion of the Shares held by him. Depending upon his evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the Reporting Person's investment objectives, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Reporting Person may determine to commence or cease selling Shares at any time.

Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) The Reporting Person is the direct beneficial owner of 1,145,570 Shares, or approximately 8.67% of the 13,208,534 Shares outstanding as of March 21, 1997, according to information contained in the Company's annual report on Form 10-K for the year ended December 31, 1996. Such shares include 100,000 Shares held by the Muns Family Partnership, a limited partnership of which the Reporting Person and his wife are the sole general partners.

            (b)   The Reporting Person has the direct power to vote and direct
the disposition of the Shares held by him.   The Reporting Person shares with
his wife the power to vote and direct the disposition of the 100,000 Shares held by the Muns Family Partnership.

            (c) The table below sets forth sales of the Shares by the Reporting Person during the last 60 days. All of such sales were effected by the Reporting Person on the Nasdaq National Market.

                                               Approximate Price
                                               Per Share
          Date       Amount of Shares Sold     (exclusive of commissions)

         03/10/97             10,000              $5.00
         03/13/97            131,700              $4.625
         03/14/97              2,000              $4.625
         03/31/97              2,000              $4.0625


            (d) The Reporting Person and the general partners of the Muns Family Partnership each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares respectively held by him or it.


                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 1997


                                    /s/ Ronald J. Muns
                                    Ronald J. Muns